Exhibit 9
UNDERWRITING AGREEMENT
March 1, 2011
Denison Mines Corp.
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention:	Ron F. Hochstein, President and Chief Executive Officer, and James R. Anderson, Executive Vice-President and Chief Financial Officer
Dear Sirs:
GMP Securities L.P. (“GMP”), Cormark Securities Inc. (“Cormark”), Scotia Capital Inc. (“Scotia”), Dundee Securities Ltd. and Raymond James Ltd. (collectively, the “Underwriters” and each individually, an “Underwriter”) understand that Denison Mines Corp. (the “Company”) proposes to issue and sell 18,300,000 common shares of the Company (individually a “Share” and, collectively, the “Shares”).
Upon and subject to the terms and conditions set forth herein, the Underwriters hereby severally offer to purchase from the Company in the respective percentages set forth in Section 17 hereof, and the Company agrees to sell to the Underwriters, all but not less than all of the Shares on an underwritten basis at a price of $3.55 per Share (the “Issue Price”) for gross proceeds of $64,965,000, provided that the Underwriters may arrange for substituted purchasers for the Shares resident in the Selling Jurisdictions (as hereinafter defined) or those jurisdictions outside Canada where the Shares may be lawfully sold (“Substituted Purchasers”). The Underwriters shall arrange for purchasers in the United States to purchase Shares on a Substituted Purchaser basis in accordance with Schedule “C” attached hereto. The Underwriters’ obligations to purchase Shares pursuant to this Agreement shall be reduced by the number of Shares sold to Substituted Purchasers. The offering of the Shares by the Company is hereinafter referred to as the “Offering”.
In consideration of the Underwriters’ services to be rendered in connection with the Offering, including assisting in preparing documentation relating to the sale of the Shares including the Preliminary Prospectus and the Final Prospectus (in each case as hereinafter defined), distributing the Shares, directly and through other investment dealers and brokers, the Company agrees to pay the Underwriting Fee (as hereinafter defined) to the Underwriters. The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as their agents to assist in the Offering in the Selling Jurisdictions (as hereinafter defined) and that the Underwriters may determine the remuneration payable to such other dealers appointed by them.
This offer is conditional upon and subject to the additional terms and conditions set forth below.

TERMS AND CONDITIONS
1.	Definitions.
Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms shall have the following meanings, respectively:
“Agreement” means the this underwriting agreement between the Company and the Underwriters;
“Business Day” means any day except Saturday, Sunday or a statutory or civic holiday in the City of Toronto, or any other day on which the principal chartered banks located in the City of Toronto are not open for business;
“Canadian GAAP” means Canadian generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants or a successor entity, as amended from time to time;
“Canadian Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Provinces and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Qualifying Provinces and the TSX and NYSE Amex;
“Canadian Securities Regulators” means, collectively, the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;
“Closing” means the completion of the issue and sale by the Company and the purchase by the Underwriters on the Closing Date of the Shares as contemplated by this Agreement;
“Closing Date” means March 15, 2011 or such earlier or later date as the Company and the Underwriters may agree in writing;
“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Underwriters may agree in writing;
“Common Shares” means the common shares of the Company, which the Company is authorized to issue as constituted on the date hereof;
“Company” shall have the meaning ascribed thereto in the first paragraph of this Agreement;
“Company’s Auditors” means such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;
“Continuing Underwriters” has the meaning ascribed to in Section 17 hereof;
“Credit Facility” means the US$60,000,000 revolving term credit facility with The Bank of Nova Scotia pursuant to the credit agreement dated June 30, 2008, as amended as of December 11, 2008 and December 31, 2009;
“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liabilities;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of Denison with the relevant Canadian Securities Regulators pursuant to the requirements of applicable Canadian Securities Laws, including all press releases, material change reports (excluding any confidential material change report) and financial statements of the Company;
“Documents Incorporated by Reference” means all financial statements, management’s discussion and analysis of results of operations and financial condition, management proxy circulars, annual information forms, material change reports or other documents issued by the Company, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus and/or any Supplementary Material, as applicable;
“Environmental Laws” has the meaning ascribed thereto in Section 6(ll) hereof;
“Equity Securities” has the meaning ascribed thereto in Section 9 hereof;
“Final Prospectus” means the final short form prospectus, including all of the Documents Incorporated by Reference, to be prepared by the Company relating to the qualification for distribution of the Shares to purchasers resident in or otherwise subject to the laws of one of the Qualifying Provinces and for which a receipt will be issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators;
“Financial Statements” has the meaning ascribed thereto in Section 6(f) hereof;
“GMP” means GMP Securities L.P.;
“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators;
“including” means including without limitation;
“Issue Price” has the meaning ascribed thereto in the second paragraph hereof;
“KEPCO” means the Korea Electric Power Corporation and its affiliates;
“Leased Premises” has the meaning ascribed thereto in Section 6(rr) hereof;
“Material Agreement” means any material note, Debt Instrument, indenture, mortgage or other form of indebtedness and any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Company or a Material Subsidiary is a party;
“Material Subsidiaries” means the corporations listed in Section 6(b) hereof;
“misrepresentation”, “material fact”, “material change”, “subsidiary”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (Ontario);
“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Regulators;
“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions adopted by the Canadian Securities Regulators;
“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators and its related memorandum of understanding;
“NYSE Amex” means NYSE Amex LLC;
“Offering” shall have the meaning ascribed thereto in the first paragraph of this Agreement;
“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;
“Opinion Subsidiaries” means, collectively, Denison Mines Inc., Denison Mines Holdings Corp., Denison Mines (USA) Corp., Denison Colorado Plateau LLC, Denison Henry Mountains LLC, Denison Arizona Strip LLC, OmegaCorp Limited, OmegaCorp Resources Pty Ltd, Denison Mines Zambia Limited and Denison White Mesa LLC;
“Other Jurisdictions” has the meaning ascribed thereto in Section 3;
“Person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;
“Personnel” has the meaning ascribed thereto in Section 14(a) hereof;
“Preliminary Prospectus” means the preliminary short form preliminary prospectus, including all of the Documents Incorporated by Reference, dated as of the date hereof relating to the qualification for distribution of the Shares to purchasers resident in or otherwise subject to the laws of one of the Qualifying Provinces for which a receipt will be issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of each of the other Canadian Securities Regulators;
“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus, and any amendments thereto, in each case including all of the Documents Incorporated by Reference;
“Purchasers” means, collectively, each of the purchasers of Shares arranged by the Underwriters pursuant to the Offering, including, the Substituted Purchasers and, if applicable, the Underwriters;
“Qualifying Provinces” means each of the Provinces of Canada other than Quebec;
“Refusing Underwriter” has the meaning ascribed thereto in Section 17 hereof;
“Relevant Proportions” has the meaning ascribed thereto in Section 17 hereof;
“Securities Laws” means, the Canadian Securities Laws and the securities laws of the United States and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulators” means, collectively, the TSX, the NYSE Amex and the securities commissions or other securities regulatory authorities in the Qualifying Provinces and the United States, as the case may be;
“Selling Group” means, collectively, those registered dealers appointed by the Underwriters to assist in the Offering as contemplated in Section 3 hereof;
“Selling Jurisdictions” means, collectively, the Qualifying Provinces and such other jurisdictions as the Underwriters and the Company may agree, including the United States;
“Shares” shall have the meanings ascribed to such term in the first paragraph of this Agreement;
“Standard Listing Conditions” has the meaning ascribed thereto in Section 4(d)(iii) hereof;
“Strategic Relationship Agreement” means the strategic relationship agreement between the Company, KEPCO and KEPCO Canada Uranium Investment Limited Partnership, dated June 15, 2009;
“Substituted Purchasers” shall have the meaning ascribed to such term in the second paragraph of this Agreement;
“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws relating to the distribution of the Shares thereunder;
“Taxes” has the meaning ascribed thereto in Section 6(j) hereof;
“to the Company’s knowledge”, “to the knowledge of the Company” or words of similar effect means that no information or fact has come to the attention of any senior officer of the Company, including, but not be limited to, the Chief Executive Officer and the Chief Financial Officer, after due enquiry, which has given such person actual knowledge to the contrary concerning the existence or absence of the facts or circumstances referred to;
“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent and registrar of the Company at its principal offices in the city of Toronto, Ontario;
“TSX” means the Toronto Stock Exchange;
“Underwriters” shall have the meaning ascribed thereto in the first paragraph of this Agreement;
“Underwriting Fee” means a cash fee equal to 5.0% of the aggregate gross proceeds of the Offering payable at the Closing Time, provided that no fee will be payable in respect of any Shares sold in the Offering to certain persons as agreed between the Company and the Underwriters;
“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“U.S. Affiliate” means a duly registered U.S. broker-dealer affiliate of an Underwriter; and
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.	Schedules.
The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A”	-	Details of Outstanding Convertible Securities

Schedule “B”	-	Summary of Royalties for U.S. Properties

Schedule “C”	-	Terms for Offering to U.S. Purchasers.
3.	Nature of Transaction.
Each Purchaser resident in a Qualifying Province shall purchase the Shares pursuant to the Final Prospectus and that Purchasers in the United States shall purchase Shares in accordance with the procedures set forth in Section 19 and Schedule “C” hereof”. In accordance with Section 5(c), the Underwriters and the Company may agree that Shares may be offered and sold to Purchasers in jurisdictions outside the United States and Canada (an “Other Jurisdiction”), provided that, in no event shall Shares be offered in an Other Jurisdiction if it shall require the filing of a registration statement, prospectus or similar offering document, or result in the Company becoming subject to continuous disclosure obligations in such Other Jurisdiction. Each Purchaser in Other Jurisdictions shall purchase in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with applicable Securities Laws and any applicable laws of each Other Jurisdiction. The Company hereby agrees to secure compliance with all applicable securities regulatory requirements of the Qualifying Provinces on a timely basis in connection with the distribution of the Shares. Subject to being notified by the Underwriters of the requirements thereof and upon request by the Underwriters, the Company also agrees to file, within the periods stipulated under the applicable laws outside of Canada and at the Company’s expense, all private placement forms required to be filed by the Company and the Purchasers, respectively, in connection with the Offering and agrees to pay all filing fees required to be paid in connection therewith so that the distribution of the Shares in the Other Jurisdictions may lawfully occur without the necessity of registering the Shares or filing a prospectus or any similar document under the applicable laws in the Other Jurisdictions, if applicable. The Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.
The Underwriters shall be entitled to appoint, at the Underwriters’ expense, a soliciting dealer group consisting of other registered dealers acceptable to the Company for the purposes of arranging for purchases of the Shares (the “Selling Group”). The Underwriters shall ensure that any investment dealer who is a member of any Selling Group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, agrees with such Underwriter to comply with the covenants and obligations given by the Underwriters herein.
Without affecting the obligation of the Underwriters to purchase 18,300,000 Shares from the Company at a price of $3.55 per Share, after the Underwriters have made reasonable efforts to sell all of the Shares at $3.55 per Share, the offering price to the public may be decreased and further changed from time to time to an amount not greater than $3.55 per Share. In the event the price of the Shares is reduced to less than $3.55 per Share, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Shares is less than the gross proceeds paid by the Underwriters to the Company for the Shares. Any such reduction will not affect the proceeds to be paid to the Company. The Underwriters will inform the Company if the Issue Price to the public is decreased.

4.	Company’s Covenants Related to the Offering.
(a)
The Company will, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, use its reasonable best efforts to file the Preliminary Prospectus pursuant to NP 11-202 and to use its reasonable best efforts to obtain a review receipt document from the Ontario Securities Commission and a deemed receipt in respect of each of the other Qualifying Provinces before the close of business on March 1, 2011, and shall have taken all other steps and proceedings that may be required to be completed by such time under this Agreement and Canadian Securities Laws.

(b)
The Company will, provided the Underwriters have taken all action required by them hereunder to permit the Company to do so, file the Final Prospectus pursuant to NP 11-202 and to obtain a final review receipt document from the Ontario Securities Commission, and a deemed receipt in each of the other Qualifying Provinces and shall have taken all other steps and proceedings that may be necessary in order to qualify the Shares for distribution pursuant to the Final Prospectus in each of the Qualifying Provinces before the close of business on March 8, 2011 (or such other date or time as may be agreed to in writing by the Company and GMP, on behalf of the Underwriters).

(c)
The Company shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such locations as the Underwriters may reasonably request by written instructions to the Company’s financial printer of the Preliminary Prospectus and the Final Prospectus. Such delivery shall be effected as soon as possible and, in any event, on or before the date which is one Business Day for deliveries to be made in Toronto and two Business Days for deliveries to be made outside of Toronto after the Ontario Securities Commission, as principal regulator, has issued a receipt in accordance with NP 11-202 in respect of the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts, in respect of or accept for filing, as the case may be, any Supplementary Material.

(d)	The Company shall deliver, or cause to be delivered, to each of the Underwriters:
(i)
prior to the filing of the Preliminary Prospectus and the Final Prospectus with the Canadian Securities Regulators, a copy of the Preliminary Prospectus and the Final Prospectus signed by the Company as required by applicable Canadian Securities Laws;

(ii)
prior to the filing of any Supplementary Material with the Canadian Securities Regulators, a copy of such Supplementary Material required to be filed by the Company in compliance with applicable Canadian Securities Laws;

(iii)
prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence from the TSX and the NYSE Amex indicating that the application for the listing and posting for trading on the TSX and the NYSE Amex of the Shares have been approved for listing subject only to satisfaction by the Company of certain standard post-closing conditions imposed by the TSX and the NYSE Amex (the “Standard Listing Conditions”); and

(iv)
concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a “long form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the Company’s Auditors with respect to financial and accounting information relating to the Company contained in the Final Prospectus, which letter shall be based on a review by the Company’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the auditors’ consent letter addressed to the Canadian Securities Regulators.

(e)	The Company hereby covenants to the Underwriters, and acknowledges that each of them is relying on such covenants in purchasing the Shares, that the Company shall:
(i)
prior to the filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, the Company will allow the Underwriters to participate fully in the preparation of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and shall allow the Underwriters to conduct all due diligence which they may reasonably require to conduct in order to fulfill their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Preliminary Prospectus, the Final Prospectus and any applicable Supplementary Material;

(ii)
make available its directors, senior management, technical advisors, auditors and counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and, prior to filing each of the Preliminary Prospectus and Final Prospectus, and any amendments thereto, and to use its commercially reasonable efforts to arrange for the auditors of the Company to provide written responses in connection with any such due diligence session;

(iii)	use its commercially reasonable efforts to fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 8;
(iv)
use its commercially reasonable efforts to obtain the necessary regulatory consents and approvals of the TSX and the NYSE Amex for the Offering prior to the Closing Time on such conditions as are acceptable to the Underwriters and the Company, acting reasonably;

(v)
fulfil all legal requirements to permit the creation, issuance, offering and sale of the Shares, all as contemplated in this Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Company and take or cause to be taken all action required to be taken by the Company in connection with the purchase and sale of the Shares;

(vi)
until the date of the completion of the distribution of the Shares, use commercially reasonable efforts to ensure the Preliminary Prospectus and the Final Prospectus, and any amendments thereto, comply at all times with applicable Canadian Securities Laws;

(vii)	during the period from the date hereof until the completion of the distribution of the Shares, promptly inform the Underwriters in writing of the full particulars of:
(A)
any change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the business, financial condition, affairs, operations, assets, liabilities or obligations (contingent or otherwise), prospects, capital or ownership of the Company, as the case may be;

(B)	any change in any material fact disclosed in the Disclosure Documents;
(C)	any material fact in respect of the Company that had not been previously disclosed to the Underwriters, which change or material fact is, or may be, of such a nature as:
(I)	would result in the Disclosure Documents or Preliminary Prospectus or Final Prospectus containing a misrepresentation; or
(II)	would reasonably be expected to have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis, provided that if the Company is uncertain as to whether a change or fact of the nature referred to in this Section has occurred, the Company shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;
(viii)
during the period commencing on the date hereof and until completion of the distribution of the Shares, the Company will use its commercially reasonable efforts to promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, and will not publish those press releases (unless otherwise required by applicable Securities Laws) except with the prior approval of the Underwriters, which approval will not be unreasonably withheld or delayed;

(ix)	apply the net proceeds from the Offering in the manner described in the Final Prospectus;
(x)
advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(xi)	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:
(A)	the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(B)	the institution, threatening or contemplation of any proceeding for any such purposes;
(C)
any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any Canadian Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes;

(D)
any request of any Securities Regulator for any information, or the receipt by the Company of any communication from any Securities Regulator or any other competent authority relating to the Company or which may be relevant to the distribution of the Shares; or

(E)	any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (A) above or, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;
(f)
Each delivery of the Offering Documents to the Underwriters by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Underwriters that at the respective date of such documents:

(i)
all the information and statements to be contained in the Offering Documents, at the respective dates of delivery thereof, constitutes full, true and plain disclosure of all material facts relating to each of the Offering, the Company and the Material Subsidiaries on a consolidated basis and the Shares (provided that this representation and warranty is not intended to extend to information and statements included in reliance upon and in conformity with information furnished to the Company by or on behalf of the Underwriters specifically for use therein);

(ii)
no material fact or information has been omitted from the Offering Documents (except facts or information relating solely to or provided by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	the Offering Documents, in all material respects, contain the disclosure required by and conform to all requirements of Canadian Securities Laws.
(g)
Once the Preliminary Prospectus has been filed, the Company will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the other Canadian Securities Laws, and the Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to permit the Shares to be distributed in each of the Qualifying Provinces as contemplated herein.

(h)
If during the period of distribution of the Shares there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

(i)	The Offering Documents shall in all material respects contain the disclosure required by and conform to all requirements of Securities Laws.
(j)
During the period from the date hereof until the Expiry Time, the Company shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)	any breach or potential breach of any of the representations and warranties in Section 4(f) hereof; and
(ii)	any material breach or potential material breach of any of the representations and warranties in Section 6 hereof.
5.	Underwriters’ Representations, Warranties and Covenants.
The Underwriters hereby severally represent and warrant to, and covenant with the Company that they are duly qualified and registered in the appropriate category to offer and sell the Shares. Each of the Underwriters hereby severally (on its own behalf and not on behalf of any other Underwriters) represents and warrants to, and covenants with, the Company that:
(a)
it shall offer and solicit offers for the purchase of the Shares in compliance with applicable Securities Laws and only from such persons and in such manner that, pursuant to applicable Securities Laws and the securities laws of any other jurisdiction applicable to the offer and sale of the Shares under this Offering, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Shares and the Preliminary Prospectus, Final Prospectus and any Supplementary Material and, in the case of any Other Jurisdiction, no continuous disclosure obligations will be created;

(b)
it shall not provide to prospective purchasers of Shares any document or other material that would constitute an offering memorandum within the meaning of the applicable Securities Laws without the prior written consent of the Company;

(c)	it will not offer or sell the Shares in any jurisdiction other than the Selling Jurisdictions (unless subsequently agreed to by the Company) in accordance with the terms of this Agreement;
(d)
it will only make any offers or sales of Shares in the United States in accordance with applicable United States securities laws and in accordance with Schedule “C” attached hereto (which schedule is incorporated by reference herein and forms part of this Agreement);

(e)	it will comply with all applicable Securities Laws in connection with the Offering;
(f)
it will refrain from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display and the Internet) and not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld;

(g)
it will not directly or indirectly, offer for subscription or sale or solicit applications for any of the Shares, nor will it distribute any documents in relation to the Offering to any person: (a) if by doing so it would cause the Offering to be regarded as an offer to the public within the meaning of Section 102B of the U.K. Financial Services Authority and/or which would require Denison to issue a prospectus (within the meaning of the U.K. prospectus rules published by the U.K. Financial Services Authority) with regard to the same; and/or (b) who does not fall within Article 19 (investment professionals) and/or 49 (high net worth entities, unincorporated associations etc.) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; and

(h)
it will use its commercially reasonable efforts to complete the distribution of the Shares pursuant to the Prospectus as early as practicable and the Underwriters shall advise the Company in writing when, in the opinion of the Underwriters, they have completed the distribution of the Shares.

6.	Representations and Warranties of the Company.
The Company represents and warrants to the Underwriters that each of the following representations and warranties is true and correct on the date of this Agreement:
(a)
The Company has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority and is duly qualified and holds all certificates, authority, permits and licences issued by the appropriate provincial, municipal, federal regulatory agencies or bodies necessary (and has not received or is not aware of any modification or revocation to such licences, authority, certificates or permits) to carry on its businesses as now conducted and to own its properties and assets (except to the extent that the failure to hold such certificates, authority, permits or licences would not have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis) and the Company has all requisite corporate power and authority to carry out its obligations under this Agreement.

(b)
Each of the direct or indirect subsidiaries of the Company, which is material to the operations of the Company as a whole, is listed below (the “Material Subsidiaries”) and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares or ownership interests in the capital of the Material Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, except as contemplated in the Credit Facility, all of such shares or ownership interests have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares or ownership interests and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or ownership interest or for the issue or allotment of any unissued shares or ownership interest in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares:

		Beneficial
	Jurisdiction of Incorporation	Equity/Voting
Name	or Continuance	Ownership
Denison Mines Inc.	Ontario	100%
Denison Mines Holdings Corp.	Delaware	100%
Denison Mines (USA) Corp.	Delaware	100%
Denison Colorado Plateau LLC	Colorado	100%
Denison Henry Mountains LLC	Colorado	100%
Denison Arizona Strip LLC	Colorado	100%
Denison Mines (Bermuda) I Ltd.	Bermuda	100%
Denison Mines Mongolia XXK	Mongolia	100%
Denison Mines (Mongolia) Ltd.	Bermuda	100%
Gurvan Saihan XXK	Mongolia	70%
OmegaCorp Limited	Australia	100%
OmegaCorp Resources Pty Ltd	Australia	100%
Denison Mines Zambia Limited	Zambia	100%
Denison White Mesa LLC	Colorado	100%
(c)
All consents, approvals, permits, authorizations or filings as may be required under applicable legislation and other relevant laws in the Qualifying Provinces necessary for the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been made or obtained, as applicable, other than in respect of those filings which are required to be made upon completion of the transactions contemplated hereby.

(d)	No proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or the Material Subsidiaries.
(e)
Each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the issue and sale of the Shares and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including applicable laws and other relevant corporate and securities laws in the Qualifying Provinces; (B) the constating documents, by-laws or resolutions of the Company and its shareholders that are in effect at the date hereof; (C) any Debt Instruments, Material Agreement, mortgage, note, indenture, contract, arrangement, instrument, lease, the Credit Facility or other document to which the Company is a party or by which it is bound, except for such conflicts or defaults that would not have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis, either individually or in the aggregate; or (D) any judgment, decree or order binding the Company or the property or assets of the Company.

(f)
The comparative audited consolidated financial statements of the Company as at and for the year ended December 31, 2009 and the comparative unaudited consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2010 (the “Financial Statements”) have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company as at such dates and results of operations of the Company for the periods then ended and there has been no change in accounting policies or practices of the Company since December 31, 2009, except as disclosed in the notes to the Financial Statements.

(g)
The Company is preparing the comparative consolidated financial statements of the Company as at and for the year ended December 31, 2010 in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Company as at such dates and results of operations of the Company for the periods then ended. The Company does not expect that any material changes or amendments to such financial statements will be made from the draft version of such Financial Statements in effect on the date hereof prior to the filing thereof with the Canadian Securities Regulators.

(h)
There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its subsidiaries with unconsolidated entities or other persons that could reasonably be expected to have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis.

(i)
There has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or the Material Subsidiaries since December 31, 2009, which has not been generally disclosed to the public and the business of the Company and the Material Subsidiaries have been carried on in the usual and ordinary course consistent with past practice since December 31, 2009.

(j)
All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, customs duties and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable or required to be collected or withheld and remitted, by the Company have been paid, collected or withheld and remitted as applicable, except for where the failure to pay such Taxes would not have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom that would make any of them misleading except where the failure to file such documents would not have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis. To the knowledge of the Company, no examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company and the Material Subsidiaries, and there are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of taxes with respect to the Company and the Material Subsidiaries, except where such examinations, issues, disputes, assessments or reassessments would not have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis.

(k)
The Company’s Auditors who audited the audited financial statements of the Company as at and for the year ended December 31, 2009 and who provided their audit report thereon and who are auditing the audited financial statements of the Company as at and for the year ended December 31, 2010 are independent public accountants as required under Canadian Securities Laws.

(l)	There has never been a “reportable event” (within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations) between the Company and the present or former auditors of the Company.
(m)
No holder of outstanding securities of the Company is entitled to any pre-emptive or any similar rights to subscribe for any securities of the Company and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any security in the capital of the Company are outstanding other than as set out in Schedule “B” hereto.

(n)
The information and statements set forth in the Disclosure Documents (except any information or statements relating solely to or provided by the Underwriters) are true, correct and complete in all material respects and do not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change reports or similar confidential report with any Canadian Securities Regulator that are still maintained on a confidential basis.

(o)
Other than pursuant to the Credit Facility, there is not, in the constating documents, by-laws or in any Debt Instrument, Material Agreement, arrangement, mortgage, note, debenture, indenture or other instrument or document to which the Company or the Material Subsidiaries is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of Common Shares.

(p)
Other than (i) the Credit Facility; (ii) the Strategic Relationship Agreement; and (iii) provisions of the joint venture agreements to which the Company is a party customary to the mining business, the Company is not party to or bound or affected by any commitment, agreement or document containing any covenant that expressly limits the freedom of the Company or the Material Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or that materially or adversely affects the business practices, operations or condition of the Company and the Material Subsidiaries taken as a whole.

(q)
Other than as disclosed in the Disclosure Documents, no legal or governmental proceedings are pending to which the Company is a party or to which its property is subject that would result individually or in the aggregate in a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis and to the knowledge of the Company no such proceedings have been threatened against or are contemplated with respect to the Company or its properties.

(r)
The Company has conducted and is conducting its business in material compliance with all applicable laws and regulations of each jurisdiction in which it carries on business (including all applicable federal, provincial, state, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including relevant exploration and exploitation permits and concessions) and, other than as disclosed in the Disclosure Documents, has not received a notice of non-compliance, nor know of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits that would have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis.

(s)
Other than as disclosed in the Disclosure Documents, the Company is not aware of any pending or contemplated change to any applicable law or regulation or governmental position that would have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis or would materially adversely affect the business of the Company or legal environment under which the Company or the Material Subsidiaries operate.

(t)
This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(u)	At the Closing Time, all necessary corporate action will have been taken by the Company to validly authorize and issue the Shares as fully paid and non-assessable Common Shares.
(v)
As of the date hereof (and prior to giving effect to the Offering), the authorized capital of the Company consists of an unlimited number of Common Shares, of which 366,360,915 Common Shares are issued and outstanding as fully paid and non-assessable.

(w)
The Company is a reporting issuer, or the equivalent thereof, in each of the provinces of Canada and is qualified to file a short form prospectus in the Qualifying Provinces under NI 44-101. The Company is not currently in default of any requirement of the Canadian Securities Laws and the Company is not included on a list of defaulting reporting issuers maintained by any of the securities regulators of the provinces of Canada.

(x)
The Company has not taken any action which would reasonably be expected to result in the delisting or suspension of trading of the Common Shares on the TSX or the NYSE Amex and the Company is currently in material compliance with the rules and regulations of the TSX and the NYSE Amex.

(y)
No order ceasing or suspending trading in any securities of the Company or the trading of any of the Company’s issued securities is currently outstanding and no proceedings for such purpose are, to the knowledge of the Company, pending or threatened.

(z)
All information (including the Disclosure Documents) which has been prepared by the Company relating to the Company and the Material Subsidiaries and their respective business, property and liabilities and either publicly disclosed or provided to the Underwriters, including all financial and operational information provided to the Underwriters, are as of the date of such information, true and correct in all material respects and does not contain a misrepresentation and no material fact or facts have been omitted therefrom that would make such information materially misleading.

(aa)
The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its securities or, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do any of the foregoing other than as has been publicly disclosed.

(bb)
All filings and fees required to be made and paid by the Company pursuant to applicable laws and general corporate and securities laws in the Qualifying Provinces have been made and paid except where failure to make such filing or pay such fees would not have a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis, and such disclosure and filings were true and accurate in all material respects as at the respective dates thereof and the Company has not filed any confidential material change reports.

(cc)
Except as set out in the Disclosure Documents, or as otherwise disclosed to the Underwriters, to the knowledge of the Company none of the directors, officers or employees of the Company or the Material Subsidiaries, any known holder of more than ten per cent of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries (taken as a whole).

(dd)	The Company does not have in place a shareholder rights protection or similar plan.
(ee)
To the Company’s knowledge, other than the Strategic Relationship Agreement, neither the Company nor any of its shareholders is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Company.

(ff)
No officer, director, employee or any other person not dealing at arm’s length with the Company or its Material Subsidiaries, or to the knowledge of the Company, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever which are based on the revenues of the Company or its Material Subsidiaries.

(gg)
The Company and the Material Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages, except where such non-compliance would not constitute a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis. There is not currently any, or any reasonably foreseeable, material labour disruption or conflict involving the Company or the Material Subsidiaries.

(hh)
The Company and the Material Subsidiaries do not have any loans or other indebtedness outstanding that has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with the Company.

(ii)
The assets of the Company and the Material Subsidiaries and their respective business and operations are insured against loss or damage with responsible insurers to the extent and in the amounts set out in the Disclosure Documents, and such coverage is in full force and effect, and the Company and the Material Subsidiaries have not breached the terms of any policies in respect thereof nor failed to promptly give any notice or present any material claim thereunder.

(jj)
Other than the Underwriters and the US Affiliates, there are no persons acting or purporting to act at the request or on behalf of the Company, that are entitled to any brokerage or finder’s fee in connection with the Offering.

(kk)
Other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, mortgage, note, indenture, contract, instrument, lease agreement (written or unwritten) or otherwise.

(ll)
Other than as disclosed in the Disclosure Documents, the Company and the Material Subsidiaries (i) are in material compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all material permits, licences or other approvals required of it under applicable Environmental Laws to conduct its business, and (iii) is in material compliance with all terms and conditions of any such permit, licence or approval.

(mm)
Other than as disclosed in the Disclosure Documents or as otherwise disclosed to the Underwriters, there have been no past, and, to the knowledge of the Company, there are no pending or, threatened claims, complaints, notices or requests for information received by the Company or the Material Subsidiaries with respect to any alleged material violation of any Environmental Law and no conditions exist at, on or under any property now or previously owned, operated, leased or contracted to perform work by the Company or the Material Subsidiaries that, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that, individually or in the aggregate, has or may reasonably be expected to have, in any such case, a material adverse effect with respect to the Company and the Material Subsidiaries, taken as a whole.

(nn)
The Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company, other than in respect of the Strategic Relationship Agreement.

(oo)
Except for the Credit Facility and equipment leases and similar obligations entered into by the Company in the ordinary course of business, the Company is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument.

(pp)
Except as disclosed in Schedule “B” hereto, the Company and the Material Subsidiaries are not, nor to the knowledge of the Company, any other person, is not in material default in the observance or performance of any term or obligation to be performed by it under any Material Agreement and no event has occurred that with notice or lapse of time or both would constitute such a default.

(qq)
The minute books and records of the Company and the Material Subsidiaries that the Company has made available to the Underwriters and their counsel, Cassels Brock & Blackwell LLP, in connection with their due diligence investigation of the Company for the period from December 2010 of the Company to the date of examination thereof, are all of the minute books and substantially all the material records of the Company for such period and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and the Material Subsidiaries to the date of review of such corporate records and minute books. There have been no other material meetings, resolutions or proceedings of the shareholders, board of directors or, to the knowledge of the Company, any committees of the board of directors of the Company to the date of review of such corporate records and minute books not reflected in such minute books and other records.

(rr)
With respect to each of the premises that are material to the Company and that the Company occupies as tenant (the “Leased Premises”), the Company occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company occupies the Leased Premises is in good standing in all material respects and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(ss)
Except as disclosed in the Disclosure Documents or as otherwise disclosed to the Underwriters, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or its property or assets at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality other than those that would not have a material adverse effect on the business, operations or financial condition of the Company.

(tt)	There are no judgments against the Company that are unsatisfied, nor are there any consent decrees or injunctions to which the Company is subject.
(uu)
The Company is the beneficial owner of, or has the right to acquire certain interests in, the properties, business and assets referred to in the Disclosure Documents free of all mortgages, liens, charges, pledges, security interest, encumbrances, claims or demands whatsoever other than security interests under the Credit Facility or otherwise as disclosed in the Disclosure Documents, in Schedule “B” hereto or set out below and any and all agreements pursuant to which the Company holds or will hold any such interest in property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated except, in either case, where it would not result in a material adverse effect on the Company and the Material Subsidiaries on a consolidated basis, and to the Company’s knowledge there are no unrecorded encumbrances on the properties, business and assets in which the Company has or will have an interest except for the rights of joint venture partners under the joint venture and operating agreements applicable to such properties, business or assets and except security interests contemplated under the Credit Facility or as disclosed in the Disclosure Documents. No other property rights are necessary for the conduct of the business of the Company or the Material Subsidiaries (and of the joint ventures to which the Company is party) as currently conducted or contemplated to be conducted, the Company knows of no claim or basis for any claim that might or could adversely affect the right of the Company to use, transfer or otherwise exploit such property rights and, except as disclosed in the Disclosure Documents or in Schedule “B” hereto, the Company has no responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property rights thereof.

(vv)
To the knowledge of the Company, the operators or owners of the respective joint ventures, or trustees on their respective behalves, hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located in properties in which the Company and the Material Subsidiaries have an interest as described in the Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and/or its joint venture partners to explore or mine the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Company has any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the operators or owners of the respective joint ventures, or trustees on their respective behalves, have all necessary surface rights, access rights and other necessary rights and interest relating to the properties in which the Company has an interest as described in the Disclosure Documents granting the joint ventures the right and ability to mine or explore for minerals, ore and metals for development purposes as are appropriate in view of rights and interests therein, with only such exceptions as do not materially interfere with the use made by the joint ventures of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing.

(ww)
Any and all of the agreements and other documents and instruments pursuant to which the Company holds its property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company are subject to any right of first refusal or purchase or acquisition rights that are not disclosed in the Disclosure Documents other than rights of first refusal in certain of the Company’s joint venture agreements that are customary in the mining business.

(xx)
The Company has duly filed with the applicable regulatory authorities in compliance with applicable Securities Laws all reports required by NI 43-101, and all such reports comply with the requirements of NI 43-101. The filing of the Preliminary Prospectus or the Final Prospectus will not trigger any obligation on its part to file a technical report for a mineral project under NI 43-101, provided that the Company has engaged Scott Wilson Roscoe Postle Associates Inc. to prepare an updated independent technical report with respect to the Company’s Hairhan uranium property in Mongolia, and if the Final Prospectus includes or incorporates by reference disclosure derived from such report, such report will be required pursuant to NI 43-101 to be filed at or prior to the time the Final Prospectus is filed.

(yy)
The Company has not made any significant acquisition as such term is defined in Part 8 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Preliminary Prospectus or the Final Prospectus and for which a business acquisition report has not been filed under NI 51-102, and has not entered into any agreement or arrangement in respect of a transaction, including the proposed acquisition of White Canyon Uranium Limited, that would be a “significant acquisition” for purposes of Part 8 of NI 51-102.

(zz)	KEPCO is not entitled to participate in the Company’s proposed acquisition of White Canyon Uranium Limited under the Strategic Relationship Agreement.
(aaa)	Computershare Trust Company of Canada at its office in Toronto, Ontario has been duly appointed as the special warrant agent in respect of the Shares.
(bbb)	The Company represents, warrants, covenants and agrees as set out in Schedule “C” and further represents and warrants that:
(i)
it is not, and upon the issuance and sale of the Shares and application of the net proceeds of the Offering will not be, an “investment company” or an entity “controlled” by an investment company, as such terms are defined in the United States Investment Company Act of 1940, as amended;

(ii)	it is, and will be at the time it issues the Shares, a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act; and
(iii)	it is, and will be at the time it issues the Shares, a Category 1 issuer under Rule 903 of Regulation S under the U.S. Securities Act for purposes of the Offering.
7.	Closing.
The Offering will be completed at the offices of the Company’s counsel in the city of Toronto at the Closing Time or such other place, date or time as may be mutually agreed to. At the Closing Time, the Company shall deliver to the Underwriters:
(a)	original certificates countersigned by the Transfer Agent representing the Shares registered as the Underwriters may direct not less than 24 hours prior to the Closing Time;
(b)	the requisite legal opinions and deliverables as contemplated in Section 8; and
(c)	such further documentation and opinions as may be contemplated herein or as the Underwriters may reasonably request, against payment of the aggregate purchase price for the Shares, net of the Underwriting Fee and expenses incurred up to the Closing Date as contemplated in Section 15 of this Agreement, by wire transfer payable to the Company.

8.	Underwriters’ Obligation to Purchase.
The obligation of the Underwriters to purchase the Shares at the Closing Time shall be subject to the satisfaction of each of the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):
(a)
the Underwriters shall have received an opinion, dated as of the Closing Date and subject to customary qualifications, of Blake, Cassels & Graydon LLP or from local counsel in the Qualifying Provinces other than British Columbia, Alberta or Ontario (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and on certificates of Computershare Investor Services Inc., the transfer agent and registrar for the Company, as to the issued capital of the Company; and (ii) as to matters of fact not independently established, on certificates of the Company’s Auditors or a public official) with respect to the following matters:

(i)	the Company is a corporation existing under the Business Corporations Act (Ontario);
(ii)	the authorized capital of the Company;
(iii)
the Company has all requisite corporate power and capacity to carry on its business as now conducted; to own, lease and operate its property and assets; to execute, deliver and perform its obligations under this Agreement; and to create, issue and sell the Shares;

(iv)	the Shares have been duly authorized and validly allotted for issuance by the Company, and upon payment, will be validly issued as fully paid and non-assessable shares;
(v)
all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement, and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to customary qualifications;

(vi)	the rights, privileges, restrictions and conditions attaching to the Shares are accurately summarized in all material respects in the Final Prospectus;
(vii)
all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority under the securities laws in each of the Qualifying Provinces have been obtained by the Company to qualify the distribution or distribution to the public of the Shares in each of the Qualifying Provinces through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

(viii)	the Shares have been conditionally approved for listing on the TSX subject only to the Standard Listing Conditions;

(ix)
the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Company and the issuance, sale and delivery of the Shares to be issued, delivered and sold by the Company at the Closing Time do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Company or the Business Corporations Act (Ontario);

(x)	Computershare Investor Services Inc. has been duly appointed the transfer agent and registrar for the Shares; and
(xi)
the Shares are “qualified investments” for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts within the meaning of the Income Tax Act (Canada), subject to the assumptions and qualifications set forth in the Final Prospectus under the heading “Eligibility for Investment”.

(b)
if any Shares are sold in the United States, the Company’s U.S. legal counsel, Dorsey & Whitney LLP, shall have delivered a favourable legal opinion addressed to the Underwriters in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that no registration under the U.S. Securities Act is required for the sale of the Shares by the Company in the United States;

(c)
the Underwriters shall have received the following reports or opinions dated as of the Closing Date, in form and substance satisfactory to the Underwriters and Underwriters’ counsel, acting reasonably:

(i)
a favourable legal opinion addressed to the Underwriters dated the Closing Date, from MacPherson Leslie & Tyerman LLP, the Company’s counsel in Saskatchewan, regarding title to the McClean Lake and Midwest mineral properties and Wheeler River project of the Company; and

(ii)	a favourable report of the Company’s, or as applicable, a subsidiary’s, external counsel regarding the status and ownership interests in the properties and mines that comprise:
(A)	the Arizona Strip properties;
(B)	Henry Mountains Complex properties, including the Bullfrog and Tony M deposits;
(C)	the Colorado Plateau properties; and
(D)	the Mutanga project;

(d)
the Company will have caused a favourable legal opinion to be delivered by local counsel in the jurisdiction of incorporation of each of the Opinion Subsidiaries addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, and with respect to the following matters:

(i)	the incorporation and existence of each Opinion Subsidiary under the laws of its jurisdiction of incorporation;
(ii)	as to the registered ownership of the issued and outstanding shares of each Opinion Subsidiary; and
(iii)	that each Opinion Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;
and at the Closing Time, shall deliver certificates of status (or the equivalent) with respect to each of the Material Subsidiaries dated the Business Day immediately prior to the Closing Date or such other date as the Company and the Underwriters may agree;
(e)	the Underwriters shall have received certificates evidencing the Shares in form and substance satisfactory to the Underwriters, acting reasonably;
(f)
the Underwriters shall have received a certificate, in form and substance acceptable to the Underwriters and their legal counsel, dated as of the Closing Date signed by the Chief Executive Officer or Chief Financial Officer of the Company (or such other officer or officers of the Company acceptable to the Underwriters, acting reasonably) with respect to:

(i)	the constating documents of the Company;
(ii)
the resolutions of the Board of Directors of the Company related to the Offering, the allotment and sale of the Shares, the authorization of this Agreement, the Subscription Agreements and the other agreements and transactions contemplated by this Agreement; and

(iii)	the incumbency and signatures of signing officers of the Company;
(g)
the Underwriters shall have received a certificate, dated as of the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company (or such other officer or officers of the Company acceptable to the Underwriters, acting reasonably), addressed to the Underwriters and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i)
the representations and warranties of the Company in this Agreement are true and correct in all material respects as if made at and as of the Closing Time (other than those that speak to a specific time, in which case they shall have been true and correct in all material respects at such time) and the Company has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii)
no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares in the Qualifying Provinces has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

(iii)	the articles and by-laws of the Company delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof; and
(iv)
the minutes or other records of various proceedings and actions of the Company’s Board of Directors relating to the Offering and delivered at Closing are full, true and correct copies thereof, and have not been modified or rescinded as of the date thereof,

(h)	the Shares shall have been conditionally approved for listing on the TSX and the NYSE Amex, subject to the conditions set out in the Standard Listing Conditions;
(i)
the Underwriters shall have conducted all due diligence inquiries and investigations and not identified any material adverse changes or misrepresentations or any items materially adversely affecting the Company’s affairs which exist as of the date hereof but which have not been widely disseminated to the public;

(j)	the Underwriters shall have received a certificate of status in respect of the Company;
(k)
the Underwriters shall have received certificates or the equivalent thereof from the Canadian Securities Regulators issued under Securities Laws of the Qualifying Provinces stating that the Company is not in default under such Securities Laws;

(l)
the Underwriters shall have received a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date; and

(m)
the Underwriters shall have received such further certificates, opinions and other documentation from the Company as may be contemplated herein or as the Underwriters may reasonably require, provided, however, that the Underwriters shall request any such certificate, opinions or document within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate, opinion or document.

9.	Restrictions on Further Issues or Sales.
For a period of 90 days from the Closing Date, the Company shall not (and, for greater certainty, shall not publicly announce any intention to do any of the following), without the prior written consent of the GMP, Cormark and Scotia (such consent not to be unreasonably withheld), offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares, or financial instruments convertible or exchangeable into Common Shares (collectively “Equity Securities”) other than in connection with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements; (ii) the exercise of outstanding warrants or convertible debt; (iii) the issuance of common shares pursuant to transactions or proposed transactions that have been announced to the public on or prior to February 22, 2011; and (iv) common shares that may be issued to KEPCO or its affiliates pursuant to the Strategic Relationship Agreement.
10.	All Terms to be Conditions.
All terms and conditions of this Agreement shall be construed as conditions and any breach or failure to comply with any such terms and conditions in any material respect shall entitle the Underwriters to terminate their obligations hereunder by written notice to that effect given to the Company prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance; provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

11.	Termination Events.
(a)
Without limiting any of the other provisions of this Agreement, any Underwriter will be entitled, at its sole option, to terminate and cancel, without any liability on its part or on the part of the other Underwriters and the Purchasers, its obligations under this Agreement by giving written notice to the Company at any time through to the Closing Time if:

(i)
material change - there shall be any material change or change in a material fact in the affairs of the Company, or there should be discovered any previously undisclosed material fact in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares or of the Company;

(ii)
regulatory out; disaster out - (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX, the NYSE Amex or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Common Shares of the Company or materially and adversely affects or would reasonably be expected to materially and adversely affect the market price or value of the Common Shares or of the Company; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the reasonable opinion of the Underwriters seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or

(iii)	breach — the Company is in breach of any term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement is or becomes false.
(b)	The occurrence or non-occurrence of any of the foregoing events or circumstances is to be determined in the discretion of the Underwriters, acting reasonably.
(c)	Neither the giving nor the failure to give such notice shall in any way affect the Underwriters’ entitlement to exercise this right at any time through to the Closing Time.
12.	Exercise of Termination Right.
If this Agreement is terminated by any of the Underwriters pursuant to Section 11, there shall be no further liability to the Company on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 14 and 15. The right of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under Section 11 shall not be binding upon the other Underwriters.

13.	Survival of Representations and Warranties.
All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Shares and will continue in full force and effect for the benefit of the Underwriters and/or the Company, as the case may be, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the later of: (a) the date that is two years following the Closing Date, and (b) the latest date under applicable Securities Laws (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material. The Underwriters and/or the Company, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Underwriters and/or the Company may undertake or which may be undertaken on the Underwriters’ and/or the Company’s behalf, as the case may be.
14.	Indemnity and Contribution.
(a)
The Company shall indemnify and save the Underwriters and/or any of their respective affiliates (in this Section 14 referred to collectively as the “Underwriters”) and the directors, officers, employees and agents of the Underwriters (in this Section 14 referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Underwriters and/or the Personnel, to which the Underwriters and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Underwriters and/or their Personnel or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any misrepresentation (as such term is defined in the Securities Act (Ontario)) or alleged misrepresentation contained in this Agreement, the Preliminary Prospectus, the Final Prospectus or any Supplementary Material filed in connection with the Offering or in any documents incorporated therein by reference;

(ii)
any information or statement (except any information or statement relating solely to the Underwriters) contained in any certificate of the Company delivered under or pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(iii)
any omission or alleged omission to state, in any certificate of the Company delivered under or pursuant to this Agreement, any fact (except facts relating solely to the Underwriters) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; or

(iv)	the non-compliance or alleged non-compliance by the Company with any requirements of the Securities Act (Ontario) or other Securities Laws.
(b)
Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)
the Underwriters or their Personnel have been negligent or have committed any fraudulent or illegal act or an act of wilful misconduct in the course of the performance of professional services rendered to the Company by the Underwriters and/or their Personnel or otherwise in connection with the matters referred to in this Agreement; and

(ii)
the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, illegality, wilful misconduct or fraud referred to in Section 14(b)(i).

(c)
If for any reason (other than the occurrence of any of the events itemized in Sections 14(b)(i) and 14(b)(ii), the foregoing indemnification is unavailable to the Underwriters or insufficient to hold them harmless, then the Company shall contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters on the other hand but also the relative fault of the Company and the Underwriters, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Underwriters as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Underwriters hereunder pursuant to this Agreement.

(d)
The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Underwriters by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or the Underwriters and any Personnel of the Underwriters shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Underwriters, the Underwriters shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall, subject to the right of indemnity, be paid by the Company as they occur.

(e)
Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Underwriters will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed. The omission so to notify the Company shall not relieve the Company of any liability which the Company may have to the Underwriters except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or Investigation or results in any material increase in the liability which the Company would otherwise have under this indemnity had the Underwriters not so delayed in giving or failed to give the notice required hereunder.

(f)
The Company shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Company notifying the Underwriters in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to the Underwriters for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Underwriters, will keep the Underwriters advised of the progress thereof and will discuss with the Underwriters all significant actions proposed.

(g)
Notwithstanding the foregoing Section, any Underwriter shall have the right, at the Company’s expense, to employ counsel of such Underwriter’s choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Company or the Underwriter(s) has advised the Underwriters) that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Underwriters which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Underwriter’s behalf) or that there is a conflict of interest between the Company and the Underwriters or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Underwriters’ behalf).

(h)
No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Underwriters affected. No admission of liability shall be made and the Company shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

(i)
The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Underwriters and any of the Personnel of the Underwriters. The foregoing provisions shall survive the completion of the transactions contemplated under this Agreement or any termination of this Agreement.

15.	Expenses.
The Company shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Shares, the fees and expenses of the Company’s counsel and of local counsel to the Company, the reasonable fees and expenses of the auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Shares, all costs incurred related to road shows and marketing activities, filing fees and all reasonable expenses and fees incurred by the Underwriters and the reasonable fees and disbursements of the Underwriters’ counsel (up to a maximum of $100,000 in respect of such legal fees, exclusive of HST and disbursements), whether or not the Offering is completed.
16.	Advertisements.
The Company acknowledges that the Underwriters shall have the right, subject always to this Agreement and Schedule “C”, at their own expense, subject to the prior consent of the Company, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Company and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Securities shall be offered and sold being unavailable in respect of the sale of the Shares to prospective purchasers.
17.	Underwriters’ Obligations.
(a)
The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages (“Relevant Proportions”):

Name of Underwriter	Percentage
GMP Securities L.P.	30%
Cormark Securities Inc.	30%
Scotia Capital Inc.	30%
Dundee Securities Ltd.	5%
Raymond James Ltd.	5%

(b)
If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (each, a “Continuing Underwriter”) shall be entitled, at its option, to purchase all but not less than all of the Shares which would otherwise have been purchased by such Refusing Underwriter. If a Continuing Underwriter does not elect to purchase the balance of the Shares pursuant to the foregoing:

(i)	the Continuing Underwriter shall not be obliged to purchase any of the Shares that any Refusing Underwriter is obligated to purchase; and
(ii)	the Company shall not be obliged to sell less than all of the Shares, and the Company shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Company or the Continuing Underwriter, except pursuant to the provisions of Sections 14 and 15 hereof. Nothing in this Agreement shall oblige any U.S. Affiliate to purchase any Shares. Notwithstanding the foregoing, the Refusing Underwriter shall not be entitled to the benefit of the provisions of Sections 14 and 15 hereof following such termination.
18.	Action by Underwriters.
All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations, and (ii) indemnification, contribution and settlement, may be taken by GMP on behalf of itself and the other Underwriters and the execution of this Agreement by the other Underwriters and by the Company shall constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the definitive certificates representing the Shares to or to the order of, GMP. GMP shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and not joint and several.
19.	Compliance with U.S. Securities Laws.
The Underwriters make the representations, warranties and covenants applicable to them in Schedule “C” hereto and agree, on behalf of themselves and their U.S. Affiliates, for the benefit of the Company, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “C” hereto, which forms part of this Agreement. Notwithstanding the foregoing provisions of this Section, an Underwriter will not be liable to the Company under this Section or Schedule “C” with respect to a violation by another Underwriter of the provisions of this Section or Schedule “C” if the former Underwriter is not itself also in violation. The Company makes the representations, warranties and covenants applicable to it in Schedule “C” hereto.
20.	Notices.
Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:
(a)	If to the Company, to:
Denison Mines Corp.
595 Bay Street, Suite 402
Toronto, ON M5G 2C2

Attention:	Ron F. Hochstein
Fax:	416-979-5893

with a copy (for information purposes only and not constituting notice) to:
Blake, Cassels & Graydon LLP
855 — 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8

Attention:	Daniel McLeod
Fax:	403-260-9700
(b)	If to the Underwriters, to:
GMP Securities L.P.
145 King Street West, Suite 300
Toronto, ON M5H 1J8

Attention:	Mark Wellings
Fax:	416-943-6160

and to:
Cormark Securities Inc.
Royal Bank Plaza
South Tower
Suite 2800
200 Bay Street
Toronto, Ontario, M5J 2J2

Attention:	Jeff Kennedy
Fax:	416-943-6496
and to:
Scotia Capital Inc.
40 King Street West, 66th Floor
Toronto, ON M5W 2X6

Attention:	Jeffrey Richmond
Fax:	416-863-7117
with a copy (for information purposes only and not constituting notice) to:
Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Attention:	Chad Accursi
Fax:	416-642-7131
and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or fax number.
21.	Time of the Essence.
Time shall, in all respects, be of the essence hereof.
22.	Canadian Dollars.
All references herein to dollar amounts are to lawful money of Canada.
23.	Headings.
The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.
24.	Singular and Plural, etc.
Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

25.	Entire Agreement.
This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only.
26.	Severability.
If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.
27.	Governing Law.
This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Company and the Underwriters irrevocably agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement and the transactions contemplated hereby (“Proceedings”) and, for these purposes, each of them irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.
28.	Successors and Assigns.
The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective successors and permitted assigns.
29.	Further Assurances.
Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.
30.	Effective Date.
This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.
31.	Counterparts and Facsimile Copies.
This Agreement may be executed in any number of counterparts and by facsimile, or other electronic means, which taken together shall form one and the same agreement.

32.	Conflict.
The Company acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Company agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Company’s interests under this Agreement.
33.	Fiduciary.
The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Shares. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters).
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.
Yours very truly,
GMP SECURITIES L.P.

Per:	(signed) “Mark Wellings” Authorized Signing Officer

CORMARK SECURITIES INC.

Per:	(signed) “Marc Murnaghan” Authorized Signing Officer

SCOTIA CAPITAL INC.

Per:	(signed) “Jeff Richmond” Authorized Signing Officer

DUNDEE SECURITIES LTD.

Per:	(signed) “David G. Anderson” Authorized Signing Officer

RAYMOND JAMES LTD.

Per:	(signed) “David Greifenberger” Authorized Signing Officer
The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

DENISON MINES CORP.

Per:	(signed) “James R. Anderson” Authorized Signing Officer

SCHEDULE “A”
CONVERTIBLE SECURITIES AND SHARE PURCHASE RIGHTS
Share Purchase Warrants

Security	Number	Expiry Date	Exercise Price ($)

Share Purchase Warrants	2,225,000 exercisable for 6,408,000 Common Shares	March 1, 2011	$10.42 per share ($30.00 per warrant)
Stock Options

	Weighted
	Average			Weighted Average
Range of Exercise	Remaining			Exercise Price per
Price per Share	Contractual Life	Number of Common		Share
($)	(Years)(2)	Shares		($)

$1.37 to $4.99	3.29	5,118,575		$2.02

$5.00 to $8.50	4.18	907,439		$5.63

Stock options outstanding:	3.42	6,026,014	(1)	$2.57

(1)	Options outstanding expire between February 2013 and October 2016.

(2)	Remaining contractual life calculated effective March 8, 2011.
KEPCO
KEPCO is entitled to subscribe for additional Common Shares to maintain its shareholding percentage pursuant to the Strategic Relationship Agreement.

SCHEDULE “B”
SUMMARY OF ROYALTIES AND MECHANIC’S LIENS for U.S. PROPERTIES
1. ROYALTIES
The following table lists all current active royalties known to Denison Mines (USA) Corp. Any properties that are not listed in this table have no royalties. Table excludes annual minimum royalties.

VANADIUM
STATE	PROJECT	PROPERTY	URANIUM ROYALTY	ROYALTY	HELD BY

Arizona	Canyon Mine	Canyon 74, 75	3.5% Weighted Average Price	7% NSR	Gulf Oil

			2.25% Yellowcake	None	Uranerz

		All remaining Canyon claims	3.5% Weighted Average Price	7% NSR	Gulf Oil

		EZ-1, EZ-2, EZ-5, What DB-1, Lisa, John, LGH340, Otto	1% of average Trade Tech Long Term U3O8 Value for 3 months preceding uranium concentrate production		Pathfinder Mines Corporation

Colorado	Carnation Mine	Carnation 1-5	10% Gross Value	10% Gross Value	CC. Sterns Successors

		Carnation Frac. 1	10% Gross Value	10% Gross Value	Shiprock Ltd. Successors

	Leonard Clark	All Clark and Leonard Claims	9% of Value (w/adjustments)	9% of Value (w/adjustments)	Sundance Oil

		Clark 1 only	2.5% from Sundance Royalty		H.D. Clark

	Sunday	GMG, GMG0, GMG 1 Claims	12.5% Circular 5	12.5% Value of Ore	Icke, Doudy, Staats

VANADIUM
STATE	PROJECT	PROPERTY	URANIUM ROYALTY	ROYALTY	HELD BY

		GMG 2-5, 8-13 claims	10% Circular 5	10%Value of Ore	Icke, Doudy, Staats

	Monogram Mesa	Holley	4% of Ux Long Term U3O8 Price	2% of Market Price V2O5	Holley

Utah	Beaver	Utah Lease 27247	8% Gross Value	4% Gross Value	State Institutional Trust Lands Administration

	Beaver	Utah Lease 27248	8% Gross Value	4% Gross Value	State Institutional Trust Lands Administration

	Beaver & LaSal	Redd Ranches 1-B	12.5% Circular 5 if processed	12.5% Vanadium Base	Redd Royalties

	Beaver & LaSal	Redd Ranches 1-A Lease	12.5% Circular 5 if processed	12.5% vanadium base	Redd Royalties

	La Sal	West Pine Lodge	4%-10% Sliding Scale Based on Ux Long Term U308 Price	2%-6% Sliding Scale based on Ryan’s Notes Published V205 price	Redd Royalties Ltd.

	LaSal	Mike Claims	NUEXCO x 4.5 x “grade adjustment” x lbs x 0.075	Carvan Index x “grade value” x Lbs V2O5	Pogues, Barrett, Yongue

	Redd Block	County Lease	3.9% to 12.5% Gross value schedule	3% to 12.5% gross value schedule	San Juan County

VANADIUM
STATE	PROJECT	PROPERTY	URANIUM ROYALTY	ROYALTY	HELD BY

	Redd Block	Crested and T&A Claims	3%-8% Sliding Scale Based on Ux Long Term U308 Price	2%-6% Sliding Scale based on Ryan’s Notes Published V205 price	Eight private individuals

	Redd Block	Redd- Mullins Lease	12.5% Circular 5 if processed; 50% interest	12.5% Vanadium base; 50% interest	Mullins et al

	Redd Block	Section 31, 4 & 5	4%-10% Sliding Scale Based on Ux Long Term U308 Price	2%-6% Sliding Scale based on Ryan’s Notes Published V205 price	Redd Royalties Ltd.

	Redd Block	Thora Barton Norton Estate	3%-8% Sliding Scale Based on Ux Long Term U308 Price	2%-6% Sliding Scale based on Ryan’s Notes Published V205 price	Thora Barton Norton Estate 50% Interest

	Redd Block	Keller Estate	3%-8% Sliding Scale Based on Ux Long Term U308 Price	2%-6% Sliding Scale based on Ryan’s Notes Published V205 price	Keller Estate 50% Interest

	Lisbon Valley	Section 6	4%-10% Sliding Scale Based on Ux Long Term U308 Price	2%-6% Sliding Scale based on Ryan’s Notes Published V205 price	Redd Royalties Ltd.

VANADIUM
STATE	PROJECT	PROPERTY	URANIUM ROYALTY	ROYALTY	HELD BY

	Pandora & Snowball	Pandora Claims	10% Of value of $1.50/lb @ 0.10% ore grade up to 10% of value of $3.50 if ore is 0.20%	10% of value (w/adjustments)	Robert Sayre (Bonnie)

	Pandora & Snowball	Martha Claims	10% of value in ore (w/adjustments)	10% of value in ore (w/adjustments)	Robert Sayre (Bonnie)

	Pandora & Snowball	Snowball Claims	12.5% Fair Market Value	12.5% market Value	Shumway and Perkins

	Pandora & Snowball	Pine Lodge Lease	15% Circular 5 if processed	15% vanadium base	Redd Royalties

	Pandora & Snowball	Utah Lease 18301	8% Gross Value	4% Gross Value	State Institutional Trust Lands Administration

		Utah Lease 18301	8% Gross Value	4% Gross Value	MEPNA

	Rim Mine	Boy, Humbug, Humbug 1 Claims	15% Circular 5	15% Value on vanadium base	Ace & Willard Goodman Heirs

		Cressler Lease	7.5% Circular 5	7.5% of Value (w/adjustments)	Harley and Norma Cressler

	Rim Mine	Utah Lease 51574	8% Gross Value	4% Gross value	State Institutional Trust Lands Administration

	Henry Mountains	Utah State Lease	8% Yellowcake less taxes and minor deductions	4% Gross Value less taxes	State Institutional Trust Lands Administration

		TIC Claims	4% Yellowcake less taxes and minor deductions	2% Gross Value	Christian Murer

2. MECHANIC’S LIENS
The following table lists all current mechanic’s liens known to Denison Mines (USA) Corp.

	DATE OF NOTICE OF	AMOUNT OF LIEN
CLAIMANT	MECHANIC’S LIEN	(US$)	PROPERTY	MATTER

Butler Machinery Company	August 26, 2010	1,508,829.53	White Mesa Mill	Construction of Cell 4B

Buckley Powder Co.	September 1, 2010	453,553.56	White Mesa Mill	Construction of Cell 4B

KGL Associates Inc.	September 14, 2010 (amending Previous Notice Dated August 18, 2010)	2,456,818.56	White Mesa Mill	Construction of Cell 4B

SCHEDULE “C”
TERMS FOR OFFERING TO U.S. PURCHASERS
As used in this Schedule “C”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:
(a)
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(b)	“Final U.S. Wrap” means a final private placement memorandum including the Final Prospectus in form and substance satisfactory to the Company and the Underwriters.
(c)	“FINRA” means the Financial Industry Regulatory Authority, Inc.;
(d)
“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of the most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)
“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, as used in Rule 502(c) of Regulation D, including, without limitation. advertisements, articles, notices or other communications published in any newspaper, internet, magazine or similar media or broadcast over radio, internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(f)	“Institutional Accredited Investor” means an “accredited investor” as described in Rule 501(a)(1),(2),(3) or (7) of Regulation D;
(g)	“Preliminary U.S. Wrap” means a preliminary private placement memorandum including the Preliminary Prospectus in form and substance satisfactory to the Company and the Underwriters;
(h)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(i)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;
(j)	“SEC” means the United States Securities and Exchange Commission;
(k)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;
(l)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
(m)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and
(n)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
Representations, Warranties and Covenants of the Underwriters
Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, each Underwriter, severally and not jointly, represents, warrants and covenants to and with the Company that:
(1)
It has not offered or sold, and will not offer or sell, any Shares forming part of its allotment or otherwise as a part of the distribution except (a) in an “offshore transaction” (as defined in Regulation S) in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs (2) through (11) below. Accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf, (A) has made or will make: (i) any offer to sell or any solicitation of an offer to buy, any Shares to any person in the United States, or (ii) any sale of Shares to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such Purchaser was outside the United States, (iii) any Directed Selling Efforts with respect to the Shares, or (B) has taken or will take any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

(2)
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Affiliate, any Selling Group members or with the prior written consent of the Company. It shall require each Selling Group member and its U.S. Affiliate to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each Selling Group member and its U.S. Affiliate complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such Selling Group member and its U.S. Affiliate.

(3)
All offers and sales of Shares in the United States have been and will be made through the U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is on the date hereof, and was or will be on the date of each offer or sale of Shares in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with FINRA.

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(4)
Offers and sales of Shares in the United States have not been and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

(5)
The Underwriter, through its U.S. Affiliate, may offer the Shares for sale by the Company in the United States pursuant to and in compliance with Rule 506 of Regulation D to persons who are, or who they reasonably believe to be, Institutional Accredited Investors and in transactions that are exempt from registration under and in compliance with applicable state securities laws.

(6)
All Purchasers of the Shares that are in the United States or that were offered Shares in the United States shall be informed that the Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such Purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D.

(7)
Each offeree of Shares that is in the United States has been or shall be provided with one or both of the Preliminary U.S. Wrap and/or the Final U.S. Wrap. Each Purchaser of Shares that is in the United States or that was offered Shares in the United States will have received, prior to the time of purchase of any Shares, the Final U.S. Wrap.

(8)
Immediately prior to transmitting the Preliminary U.S. Wrap and/or the Final U.S. Wrap, the Underwriters had or will have reasonable grounds to believe and did or will believe that each offeree was an Institutional Accredited Investor.

(9)
Prior to any sale of Shares to a person in the United States or that was offered Shares in the United States, each Purchaser thereof will be required to execute a U.S. Subscription Agreement in the form of Exhibit I attached to the Final U.S. Wrap (each a “U.S. Subscription Agreement”).

(10)
Prior to the Closing Date, it will provide the Company with a list of all Purchasers of the Shares that are in the United States and that were offered Shares in the United States and the state or other jurisdiction in which the Shares were offered or sold to such Purchaser. Prior to the Closing Time, it will provide the Company with copies of all U.S. Subscription Agreements.

(11)
At the Closing Time, each Underwriter making offers or sales of Shares in the United States will together with its U.S. Affiliate provide to the Company a certificate in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Shares in the United States. Failure to deliver such a certificate shall constitute a representation to the Company that such Underwriter and its U.S. Affiliate did not offer or sell Shares in the United States.

Representations, Warranties and Covenants of the Company
The Company represents, warrants, covenants and agrees that:
(a)
(i) the Company is, and at the Closing Time will be, a Foreign Issuer with no Substantial U.S. Market Interest in the Common Shares and is not now and as a result of the sale of Shares contemplated hereby will not be registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended; and (ii) neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

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(b)
Neither the Company, nor its affiliates, nor any person acting on its or their behalf (except the Underwriters, their affiliates and any persons acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) (i) has made or will make any Directed Selling Efforts with respect to any of the Shares, (ii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the any of the Shares in the United States (iii) has made or will make any offer or sale of the Shares in the United States except through the Underwriters as set forth in this Schedule “C” or (iv) has taken or will take any other action that would cause the exemptions or exclusions from registration provide by Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable with respect to offers and sales of the Shares pursuant to this Schedule “C”.

(c)
The Company has not and will not, during the period beginning six months prior to the start of the offering of Shares and ending six months after the completion of the offering of Shares sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506 Regulation D to be unavailable with respect to offers and sales of the Shares pursuant to this Schedule “C”.

(d)
The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Shares.

(e)	The Company will notify its transfer agent as soon as practicable upon it becoming a “domestic issuer”, as defined in Regulation S.
(f)
None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

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EXHIBIT A
UNDERWRITER’S CERTIFICATE
In connection with the private placement in the United States of Shares of Denison Mines Corp. (the “Company”) pursuant to the Underwriting Agreement dated March 1, 2011 among the Company and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:
(a)
[Name of U.S. broker-dealer affiliate] (the “U.S. Affiliate”) is on the date hereof, and was on the date of each offer and sale of Shares in the United States, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with FINRA;

(b)	all offers and sales of Shares in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements;
(c)
we provided each offeree of Shares that was in the United States a copy of one or both of the Preliminary U.S. Wrap and/or the Final U.S. Wrap, and we provided each Purchaser of Shares that was in the United States or that was offered Shares in the United States, prior to the sale of Shares to such Purchaser, with a copy of the Final U.S. Wrap and no other written material was used in connection with the offer and sale of the Shares in the United States;

(d)
immediately prior to our transmitting any such materials to an offeree that was in the United States, we had reasonable grounds to believe and did believe that each such offeree was an institutional “accredited investor” (an “Institutional Accredited Investor”) as described in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, on the date hereof, we continue to believe, that each person in the United States or that was offered Shares in the United States purchasing the Shares from the Company is an Institutional Accredited Investor;

(e)
no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, internet, magazine or similar media or broadcast over radio, internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Shares in the United States;

(f)
prior to any sale of Shares to a Purchaser in the United States or that was offered Shares in the United States, we caused each such Purchaser to execute a U.S. Subscription Agreement in the form of Exhibit I attached to the Final U.S. Wrap;

(g)	neither we nor any member of the Selling Group, nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act;
(h)	the offering of the Shares has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “C” thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement including Schedule “C” thereto, unless otherwise defined herein.
DATED this             day of                                                               , 2011.

	[NAME OF UNDERWRITER]		[U.S. BROKER-DEALER AFFILIATE]

By:		By:

	Name:		Name:
	Title:		Title:

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